[LETTERHEAD OF CITY OF LONDON]



                                                          December 23, 2004



Board of Directors
The Korea Fund, Inc.
c/o Deutsche Investment Management Americas Inc.
345 Park Avenue
New York, NY 10154
Attn:   Robert Callander, Chairman



Dear Mr. Callander:

         We have reviewed the press release (the "Release") issued by The Korea Fund, Inc. (the "Fund") on December 15, 2004. In the release, the Fund describes certain measures approved by the Board which the Board has designed to increase shareholder value and to maintain the viability of the Fund. We note, in particular, that the Board has approved: (i) an in-kind repurchase offer, subject to regulatory approval, for 50% of the Fund's outstanding shares at 98% of net asset value ("NAV"); (ii) additional in-kind offers, on a semi-annual basis, for 10% of the Fund's shares at 98% of NAV, subject to regulatory approval and certain other conditions, including the condition that the Fund's shares trade at an average weekly discount to NAV of greater than 5% during the specified measuring period; (iii) a reduction in the fee paid to Deutsche Investment Management Americas Inc. ("DeIM"), the Fund's investment manager; and
(iv) a process for soliciting requests for proposals from other potential managers for the Fund.

         We believe that the program announced by the Board is both consistent with and responsive to the positions previously articulated by us on financial matters involving the Fund and reflects the desires of the holders of a majority of the Fund's shares. We support the Board's actions and look forward to the implementation of the measures described in the Release. We further believe that the implementation of the described measures and the continuation of the Fund as a closed-end vehicle is in the best interests of the Fund, City of London and the Fund's other stockholders.

         Per our discussion, we look forward to continuing our dialogue with the Board on corporate governance issues and assisting the Board in determining additional measures necessary for the Fund to achieve the highest levels of good corporate governance. We remain available to meet with members of the Board for this purpose.

                                   Very truly yours,


                                   Barry Olliff
                                   Director, City of London Investment Group PLC